April 27, 2010

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:

Horizon Funds Trust (the "Registrant"); File Nos. 333-103875 & 811-21322

Dear Ms. Browning:

On behalf of the Registrant, this letter is a response to the comments you provided to Marc Collins on Thursday March 4, 2010 with regard to the Registrant’s Post-Effective Amendment No. 5.  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1 – Provide the ticker symbol for the Fund pursuant to Item 1(a)(2) of Form N-1A.

Response 1 – The requested change has been made.

Comment 2 -  Explain supplementally to the staff why the Fund opted to change the Fund's investment strategy and objective rather than merge the funds or file an initial registration statement for the fund.

Response 2 – As detailed in a letter to Richard Pfordte dated January 29, 2010, the investment adviser of the Fund intended to take over management of the Fund following a decision by the Fund's previous Board of Trustees to liquidate the Fund.  The investment adviser sought to maintain certain existing relationships including contracts with service providers and maintenance of a ticker symbol for the Fund.  It was the intent of the investment adviser to obtain approval of the change in investment objective and strategy and take over management of the Fund not long after the Board-ordered liquidation.

Comment 3 – Please change the heading "Fund Summary" to "Risk Return Summary" pursuant to Item 2 of Form N-1A.

Response 3 – The requested change has been made.

Comment 4 – In the section entitled "Principal Investment Risks", please remove any cross reference for the principal risks as all principal risks should be fully disclosed.

Response 4 – The requested changes have been made.

Comment 5 – In the Fee Table, please delete the footnote related to the redemption fee.  Additional information regarding the redemption fee may be included in Item 8 or Item 9, but should not be included as a footnote in the fee table.

Response 5 – The requested change has been made.

Comment 6 – In the Portfolio Turnover paragraph, please delete the last sentence since the Fund's strategy has changed from the strategy employed during the previous fiscal year.

Response 6 – The requested change has been made.

Comment 7 – With respect to the section entitled "Principal Investment Strategy", in the first paragraph, please clarify what is included in the term "equity securities" and who the issuers of such securities are.

Response 7 – The disclosure has been revised to indicate that the Fund will invest primarily in common and preferred stocks.

Comment 8 – Also in the first paragraph there is reference to "dividends above the average yield of the S&P 500".  Please clarify for what period this average is calculated and how frequently the average is recalculated.

Response 8 – The paragraph has been revised to indicate that the average yield of the S&P 500 Index is calculated by Standard & Poor's on a quarterly basis.

Comment 9 – In the second paragraph of the Principal Investment Strategies section, the first paragraph discusses "high relative dividend yields".  Please explain the metric used to compare dividends in order to make the comparison.  In addition, please attempt to revise the paragraph in plain English.

Response 9 –  The paragraph has been revised to indicate that "high relative dividend yields" is as high as compared to the average yield of the S&P 500 Index.

Comment 10 – In the last paragraph of the section entitled Principal Investment Strategies, please explain the process use to select fixed income securities, including comparison of yields between fixed income and equity securities in which the Fund may invest.  Also include information about the fixed income selection process, including credit ratings, maturities, etc.  Alternatively, if investment in fixed income securities is not principal, please move the discussion  to Item 9 disclosure or include in the Fund's Statement of Additional Information.

Response 10 – Additional information has been added to the paragraph  reflecting the investment criteria for fixed income securities eligible for purchase by the Fund.

Comment 11 – In the third paragraph of the Principal Investment Strategy section, there is reference to the Fund being non-diversified.  Please reconcile this disclosure with the Non-Diversified Risk disclosure in the Principal Risk section of the prospectus.

Response 11 – Additional information regarding the risks associated with anon-diversified fund have been included in the Principal Investment Risk section.

Comment 12 – In the last paragraph of the Principal Investment Strategy section, there is discussion about the Fund's investment in ADRs.  Please provide additional disclosure regarding the ADRs, including whether the Fund will invest in sponsored or unsponsored ADRs or will invest in other depositary receipts such as GDRs or EDRs.

Response 12 – Additional disclosure has been added indicating that the Fund may invest in sponsored and unsponsored ADRs.  After consultation with the Fund's investment adviser, it was determined to exclude any references to GDRs or EDRs.  Also, information has been added to the Principal Investment Risk section discussing risks specific to sponsored and unsponsored ADRs.

Comment 13 – In the last paragraph of the Principal Investment Strategy section, and at various other places in the prospectus, please eliminate the use of the equivocal terms "such as", "for example" and "including, but not limited to."

Response 13 – The requested changes have been made.

Comment 14 – With regard to the Fund's investment in other investment companies, please do not use the term "underlying funds" as this term is most commonly equated to fund of funds.  Please modify this disclosure through out the prospectus and statement of additional information.

Response 14 – After discussion with the Fund's investment adviser, it was determined to keep the term "underlying funds".  Although the term may be used most frequently with fund of funds, it is not a defined term under the Investment Company Act and accurately describes the situation where the Fund will purchase other investment companies for its portfolio.  Alternative terms were deemed too cumbersome and detracted from the main focus of the disclosure.

Comment 15 – With regarding to risk disclosure for "ETFs and Other Investment Companies" please confirm that the Fund will invest in closed-end funds.  If the Fund will investment in closed-end funds, please add disclosure to the Principal Strategy section discussing the Fund's investment in closed end funds.  If investment is closed-end funds is not principal, please remove references to closed-end fund or move to Item 8 or Item 9 disclosures.

Response 15 – After discussion with the Fund's investment adviser, it was determined to remove references to closed-end funds in the Principal Strategy and Principal Risk sections.

Comment 16 – Regarding foreign risk disclosures, provide information about the risks of sponsored and unsponsored depositary receipts.

Response 16 – The requested change has been made.

Comment 17 – In the Principal Investment Risk section, under the Management Risk section, please clarify that the is the only fund managed by the adviser.

Response 17 – The requested change has been made.

Comment 18 – In the Principal Investment Risk section, since the Fund includes information on preferred stocks, please also include risk disclosure regarding common stocks and their relative risks as compared to preferred stocks (second in priority to preferred stockholders, etc.).

Response 18 – Additional disclosure regarding the risks of common stock as compared to preferred stock has been included.

Comment 19 – Please explain to the staff supplementally  why the Fund should be treated as a new Fund and prior performance should not be included.

Response 19 – The Fund's investment objective and strategy have changed significantly since the Fund was acquired.  The previous investment adviser utilized a long-short investment strategy which performed very well, but with some degree of volatility.  The current strategy will focus on dividend paying common and preferred stocks.  It is the position of the investment adviser that using prior performance would be misleading to shareholders that might assume the past performance is indicative of how the Fund may perform in the future, despite disclosures to the contrary.  Additionally, because the Fund has a new investment adviser, consistent with Instruction 4 of Item 4 of Form N-1A, the Fund may begin the bar chart and performance information from the date the new investment adviser took over management of the Fund.

Comment 20 – In the paragraphs regarding portfolio manager, purchase and sale of fund shares  and payments to intermediaries, please conform the headings of the paragraph to the heading in Form N-1A.

Response 20 – The requested changes have been made

Comment 21 – In the section current entitled "Additional Information About Investment  Strategies . . ", Please include the word "Principal" as per Form N-1A.

Response 21 – The requested change has been made.

Comment 22 – Please confirm that all of the principal risks disclosures in Item 2 are also discussed in Item 9 disclosures, and vice versa.

Response 22 – Registrant has confirmed that the principal risks as disclosed in the summary section of the prospectus correspond to the risk disclosures in Item 9.

Comment 23 – Please confirm that the Fund's investment in REITs is principal and if not, please move the disclosures to the Statement of Additional Information.

Response 23 – After discussion with the Fund's investment adviser, it was determined that investments in REITs were likely a principal investment strategy and accordingly, additional disclosure regarding REITs and their appurtenant risks has been added to the prospectus.

Comment 24 – Regarding comments given for Item 2 risk disclosures, please make corresponding changes to the Item 9 risk disclosures.

Response 24 – The corresponding changes have been made to the Item 9 disclosures.

Comment 25 – In the section entitled "Management of the Fund" in the second paragraph, please include omitted information regarding the date the Fund's investment strategy and objective were changed.

Response 25 –The omitted date has been included.

Comment 26 – Add required disclosure regarding Financial Intermediaries.

Response 26 – The requested information as required by Item 8 of Form N-1A was included under the heading "Payments to  Financial Intermediaries".

Comment 27 – In the section entitled How to Purchase Shares, reference is made to submitting information to the Fund's Transfer Agent.  Please verify that the same is true for any other  intermediaries and make necessary changes to the prospectus and SAI.  This comment is applicable for the section of the prospectus regarding redemptions.

Response 27 – The disclosure has been revised to indicate that the receipt of orders by the Fund's transfer agent or any intermediary with whom the Fund has an agreement will be deemed to be received by the Fund at the time received by the Transfer Agent or intermediary.

Comment 28 – In the section entitled "How to Purchase Shares," regarding the Fund's ability to reject purchase orders, provide additional information about the timing of such rejections and how shareholders are notified of such a rejection.

Response 28 – Additional information has been added to indicate that potential shareholders will be informed within 24 hours or the rejection of any order.

Comment 29 – In the purchase and sale sections of the prospectus, the term "good order" is used several times.  Please define what constitutes "good order" for both purchases and redemptions.

Response 29 – Additional information has been included in the prospectus to define the term "good order".

Statement of Additional Information.

Comment 30 – In the Statement of Additional Information (SAI), under a description of the Trust, provide disclosure regarding the "no undo burden" analysis performed by the Board in conjunction with the reorganization of the Fund.

Response 30 – The requested information has been included in the first paragraph of the SAI.

Comment 31 – In the SAI, in the strategy and risk sections, differentiate between the Fund principal and non-principal risks and strategies.

Response 31 – The requested change has been made.

Comment 32 – Similar to Comment 14 above, please consider using a term other than "Underlying Fund" to refer to other investment companies in which the Fund may invest.

Response 32 – Consistent with the response to comment 14 above, the Registrant has opted to maintain use of the term "underlying funds" in both the prospectus and the Statement of Additional Information.

Comment 33 – In the Fund Policies and Investment Restrictions section, regarding loaning securities, please provide additional information regarding the status of lent securities and the Fund's rights in lent securities.

Response 33 – The requested change has been made.

Comment 34 – With regarding to pledging of Fund securities, include information indicating that the Fund may not pledge more than 331/3% of its assets.

Response 34 – The requested change has been made.

Comment 35 – In non-fundamental investment limitation number 2, please indicate that the limits on borrowings are 5% in the case of temporary borrowings.

Response 35 – The requested change has been made.

Comment 36 – In the Fund Policies and Investment Restrictions, regarding  restriction number 4, please change the first word to "Hold".

Response 36 – The requested change has been made.

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The Registrant has authorized us to acknowledge on its behalf that:

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The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Marc Collins at 513-352-6774.

Sincerely,

/s/ Thompson Hine LLP

THOMPSON HINE LLP